November 15, 2019

Scott W. Schorer
Chief Executive Officer
GI Dynamics, Inc.
320 Congress Street
Boston, MA 02210

       Re: GI Dynamics, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 6, 2019
           File No. 000-55195

Dear Mr. Schorer:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 8, page 18

1. We note that this proposal, if approved, would allow you to amend your bylaws to implement a small-holdings sale facility. Please tell us whether the proposed sale facility could make you eligible to terminate the registration of your common stock under Section
      12(g) of the Exchange Act pursuant to Rule 12g-4(a) and, if so, how you intend to comply with the requirements of Rule 13e-3 of the Exchange Act. In your response, please focus on the number of holders of record as defined in Rule 12g5-1 of the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675
with any questions.
 Scott W. Schorer
GI Dynamics, Inc.
November 15, 2019
Page 2




                                     Sincerely,
FirstName LastNameScott W. Schorer
                                     Division of Corporation Finance
Comapany NameGI Dynamics, Inc.
                                     Office of Life Sciences
November 15, 2019 Page 2
cc:       Melanie Figueroa, Esq.
FirstName LastName